SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from        to

Commission file number: 1-4850

          A. Full title of plan and the address of the plan, if different from that of the issuer named below: CSC Outsourcing Inc. CUTW Hourly Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  Computer Sciences Corporation
                           2100 East Grand Avenue
                           El Segundo, California 90245

TABLE OF CONTENTS

Description	Page
Statements of Net Assets Available for Benefits As of December 31, 2001 and 2000	3
Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2001 and 2000	4
Notes to the Financial Statements	5

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS
	December 31
	2001	2000
Assets
Investments (Notes 2, 5, and 8):
Short-term	$ 6,407	$ 6,382
Long-term - at fair value:
Mellon Balanced Fund	113,334	111,631
Frank Russell Active Equity Fund	196,751	224,527
Mellon Stock Index Fund	136,632	151,988
CSC Stock Fund	655,059	675,565
Participant Loans (Note 6)	30,191	25,942
Interest in Master Trust (Note 5)	240,980	206,939
Total Investments	1,379,354	1,402,974

Receivables:
Employee Contributions	2,939	720
Employer Contributions	1,000	1,000
Other Receivables	1,619	21
Total Receivables	5,558	1,741
Total Assets	1,384,912	1,404,715
Liabilities
Accounts Payable	22,441	6,989
Total Liabilities	22,441	6,989
Net Assets Available for Benefits	$1,362,471 ========	$ 1,397,726 =========

See Notes to Financial Statements

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
ADDITIONS
Investment Loss:
Net depreciation in fair value of investments (Note 8)	$ (164,278)	$ (435,627)
Interest	288	378
Dividends	6,182	13,903
Plan interest in Master Trust investment income	17,920	13,063
	(139,888)	(408,283)
Less Investment Management Fees	(1,701)	(1,516)
	(141,589)	(409,799)

Contributions:
Employee	94,153	102,809
Employer	44,469	40,700
Employee Rollovers	-	1,170
	138,622	144,679
Total Reductions	(2,967)	(265,120)

DEDUCTIONS
Distributions to Participants (Notes 1 and 7)	32,288	61,007
Total Deductions	32,288	61,007
Net Decrease	(35,255)	(326,127)

Net Assets Available for Benefits:
Beginning of Year	1,397,726	1,723,853
End of Year	$ 1,362,471 ========	$ 1,397,726 =========

See Notes to Financial Statements

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2001

Note 1  Description of the Plan

The following brief description of the CSC Outsourcing Inc. CUTW Hourly Savings Plan (the "Plan") of Computer Sciences Corporation (the "Company") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan became effective August 5, 1995, as a result of the Company acquiring certain employees of the Southern New England Telephone Company. The Plan is administered by a Committee consisting of four members (the "Committee) who are appointed by the Board of Directors of the Company and serve without compensation, being reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee. The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan. The Bank of New York (the "Trustee"), administers the Trust pursuant to a Trust Agreement entered into with the Company. All administrative expenses incurred for services rendered to the Plan shall be paid from the Trust to the extent not paid by the Company.

The Plan is a voluntary, contributory, defined contribution plan and is intended to satisfy the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the "Code"). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company reserves the right to discontinue contributions and to terminate the Plan at anytime. Upon such termination, the participants' rights to the Company's contributions vest immediately and the account balances are fully paid to the participants.

Interest in the Common/Collective Trust

The Plan's investments are in the common/collective trust ("CCT") which was established for the investment of assets of the Plan and several other Computer Sciences Corporation sponsored retirement plans. Each participating retirement plan has an undivided interest in the CCT. The assets of the CCT are held by the Trustee. At December 31, 2001 and 2000, the Plan's interest in the net assets of the CCT was approximately .06%. Investment income and administrative expenses relating to each discretionary or directed fund within the CCT are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. As part of the CCT, a portion of the Plan's assets are held in a Master Trust managed by Black Rock Financial Management. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 11.6% and 10.2%, respectively.

Participants in the CCT consist of the Computer Sciences Corporation Matched Asset Plan, CSC Outsourcing Inc. Hourly Savings Plan, CSC Outsourcing Inc. CUTW Hourly Savings Plan, Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, CSR's Range Employees Pension Plan, AEDC Contractors' Retirement Plan-ACS, Computer Sciences Corporation Cash Balance Plan, CSC/Raytheon Retirement Plan, CSC/E-Systems Pension Plan, and the CSC Pension Equity Plan (the "Plans").

Eligibility and Participation

Employees are eligible to participate on specified enrollment dates if they satisfy the Plan's eligibility requirements, are hourly paid employees of the Company and are members of a collective bargaining unit for which participation in this Plan has been provided by negotiated agreement. A rehired eligible employee is eligible to rejoin the Plan on the next enrollment date.

There were approximately 48 and 52 participating employees at December 31, 2001 and 2000, respectively.

Employee and Company Contributions

A participant may authorize before-tax and after-tax contributions to the Plan subject to a maximum level of contributions (a certain percentage of base earnings), as specified by the bargaining agreement covering the employee. The Company will contribute, and forward to the Trust fund 66 2/3% of the first 1% to 6% for the employee matched contribution together with the participant's before-tax and after-tax contribution.

The employee base earnings deferred and contributed to the Trust fund cannot exceed $10,500 for calendar years 2001 and 2000, the maximum allowable under the Code. Annual after-tax contributions to the Plan (including employee and Company matching contributions) are limited to $30,000 for each participant. Any compensation deferral in excess of $10,500 for 2001 and 2000 and any after-tax contributions with matching Company contributions in excess of $30,000, together with income allocable to those excess contributions will be returned to a participant. Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Participants' Interests/Forfeitures

Participants are 100 percent vested at all times in their before-tax, after-tax contribution and Company matching accounts.

Distributable Amounts, Withdrawals and Refunds

The entire balance in all accounts for participants who retire, die, become disabled, or are discharged is distributed according to the provisions of the Plan. There are no forfeitures. The amounts distributed during 2001 and 2000, excluding hardship withdrawls, totaled $31,025 and $61,007, respectively.

While still an employee, a participant may make an in-service withdrawal of all or a part of the vested portion of his or her accounts attributable to their contributions, as well as vested Company matching contributions, plus the earnings on those amounts subject to the provisions of the Plan. Upon written notice to the Committee, a participant may make a hardship withdrawal of his or her before-tax and after-tax contributions, as well as Company matching contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant. A participant may request a hardship withdrawal only if he or she first takes a loan of any available monies in the Plan. Both types of withdrawals are subject to certain restrictions as described in the Plan document. The hardship withdrawals made in 2001 and 2000 totaled $1,263 and $0, respectively.

Note 2  Summary of Significant Accounting Policies

The accounting and reporting policies followed in preparation of the financial statements of the Plan of the Company conform with accounting principles generally accepted in the United States of America. The following is a summary of the significant policies.

Assets of the Plan

The assets of the Plan are held in a trust with five funds, which represent the investment options. The investment return in the respective funds is allocated to a participant based on his or her account balance. Contributions to, and payments from, the Plan are specifically identified to the applicable funds within the Trust.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Security Transactions

Security transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Participants in the Stock Fund may elect to receive distributions in certificates for shares of the common stock of the Company.

Valuation of Investment Securities

Investments in common stocks and institutional investment vehicles are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the month or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in short-term securities are stated at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Note 3  Income Tax Status

The Company will apply for a determination letter from the Internal Revenue Service substantiating that the Plan, as amended, qualifies under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code. The Committee believes the Plan is designed and operated to qualify as such. When the requirements of Section 401(k) of the Code are satisfied, the following tax consequences result:

(i) A participant is not subject to federal income tax on Company contributions to the Plan or on income or realized gains in Plan Accounts attributable to the participant until a distribution from the Plan is made to him or her.

(ii) The participant is able to exclude from his or her income for federal income tax purposes, the amount of his or her compensation deferral contributions, subject to a maximum exclusion of $10,500 for 2001 and 2000 taxable years of the participants, respectively.

(iii) On distribution of a participant's vested interest in the Plan, the participant generally is subject to federal income taxation, except that: (1) tax on "net unrealized appreciation" on any Company stock distributed as a part of a "lump sum distribution" generally is deferred until the participant disposes of such stock, and (2) tax may be deferred to the extent the participant is eligible for and complies with certain rules permitting the "rollover" of a qualifying distribution to another retirement plan, or individual retirement account.

Note 4  Reconciliation of Financial Statements to Form 5500

	December 31,
	2001	2000

Net assets available for benefits per the financial statements	$ 1,362,471	$ 1,397,726
Amounts allocated to withdrawing participants	(663)	(53)
Net assets available for benefits per Form 5500	$ 1,361,808 ========	$ 1,397,673 =========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
	2001	2000

Benefits paid to participants per the financial statements	$ 32,288	$ 61,007
Add: Amounts allocated to withdrawing participants at end of year	663	53
Less: Amounts allocated to withdrawing participants at start of year	(53)	(51)
Benefits paid to participants per the Form 5500	$ 32,898 ======	$ 61,009 ======

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001 but not paid as of that date.

Note 5  Investment Funds

Participant contributions - Subject to rules the bargaining unit has adopted, each participant has the right to designate one or more of the following investment funds established by the Committee for the investment of his or her compensation deferral contributions and after-tax contributions in percentages determined by the bargaining unit.

The investment funds are held by the CCT. The fixed income fund investments are in a Master Trust.

The Fixed Income Fund

The Fixed Income Fund represents holdings of units in a core bond investment fund and is managed by Black Rock Financial Management. It seeks to modestly outperform the total return (income plus capital appreciation) of the Lehman Aggregate Index while limiting the risk of underperformance versus the Index. The Lehman Brothers Aggregate Index primarily consists of U.S. Treasury, corporate, mortgage and asset-backed securities and attempts to replicate the total U.S. fixed income investment grade bond market. At December 31, 2001 and 2000, the Plan's interest in the net assets of the fixed income investment fund was approximately 11.6% and 10.2%, respectively. Investment income and administrative expenses relating to the fixed income investment fund are allocated to individual plans based upon average monthly balances invested by each plan.

The following table represents the fair value of investments for the Master Trust:

	December 31,
	2001	2000
Investments at fair value:
Core bond fund	$ 2,075,251	$ 2,021,876
Short-term investments	1,139	5
	$ 2,076,390 ========	$ 2,021,881 ========

Investment income for the Master Trust is as follows:

	December 31,
	2001	2000
Investment income:
Net appreciation in fair value of investments	$ 10,439	$ 99,373
Interest:
Corporate bonds	-	131,247
U.S. government securities	-	178,808
Dividends	150,965	451,427
Other bonds	-	36,537
Short-term investments	169	115,487
	161,573	1,012,879
Less investment management fees	-	(19,540)
	$ 161,573 =======	$ 993,339 =======

The Mellon Balanced Fund

The Fund actively allocates assets among stocks, bonds, and cash equivalents. A balanced benchmark is a static mix of 65 percent U.S. equities, 30 percent U.S. fixed income securities and 5 percent cash. The Fund is invested in Mellon Capital's Enhanced Asset Allocation Fund. The Fund uses relative valuations of the assets classes to decide whether to overweight or underweight asset classes relative to the balanced benchmark. It can invest in individual securities and/or futures and options.

The Frank Russell Active Equity Fund

The Fund's objective is to capture the long-term premium of equity returns while providing enhanced performance consistency. The Fund is diversified across a wide range of U.S. equity securities. The Active U.S. Equity Fund's benchmark is the Russell 1000 Index, which includes large and intermediate capitalization issues. The Fund was managed by Brinson Partners in the Brinson U.S. Equity Fund at the start of 2000. During 2000 the investment manager was changed to Frank Russell Trust Company. The Fund is invested in the Frank Russell Equity I Fund. It is subadvised by about a dozen managers.

The Mellon Stock Index Fund

The Fund is managed by Mellon Capital Management. The objective of the Fund is to modestly exceed the performance of the Standard & Poors 500 Stock Index. The Stock Index Fund either invests in a stock portfolio designed to track the performance of the S&P Stock Index and/or creates a synthetic S&P 500 portfolio using (unleveraged) financial futures and options. Assets used as collateral for futures/options positions are comprised of various market or debt instruments.

The CSC Stock Fund

Amounts allocated to this investment alternative will be used to purchase shares of Computer Sciences Corporation (CSC) common stock which will be held for the benefit of the participant. The performance of this fund will depend upon the performance of CSC stock. The Trustee may purchase CSC stock on national securities exchanges or elsewhere.

In accordance with rules established by the Committee, participants may change their investment elections as of the first day of the first payroll period in the month, if filed within the prescribed time, by delivering an election form to the Company. Participants may transfer their existing account balances in 1 percent increments. Transfer elections are effective as of the first day of the month, or the second month if the participants election form is not filed within the time prescribed by the Committee, following the month in which the participant files his election form with the Company.

Company contributions - In accordance with the provisions of the Plan, the Trustee must promptly invest matching Company contributions paid into the Trust fund in the same fund as the participant contributions.

Note 6  Participant Loans

The Plan has a loan provision in place which is available to participants covered by the bargaining unit. As of December 31, 2001 and 2000, $30,191 and $25,942 of loans were outstanding, respectively.

The loans are deducted from the participants accounts according to a priority specified in the Plans loan rules and, within each account, pro rata from the funds based on their balances at the time. Loan repayments are reinvested in the participants funds according to their current investment election. The repayments are similarly allocated among participants' accounts according to the priority specified in the Plan's rules.

Note 7  Benefits Payable

As of December 31, 2001 and 2000, net assets available for benefits included benefits of $663 and $53, respectively, due to participants who have withdrawn from participation in the Plan.

Note 8  Investments in Common/Collective Trust

The following table presents investments in the CCT at fair value

	December 31,
	2001	2000
Investments at Fair Value as Determined by
Quoted Market Price
Cash	$ 771,012	$ 1,663,729
Short-term investment fund	31,776,435	25,767,826
Money market fund	147,720,071	52,066,070
Bonds and debentures	248,968,019	226,960,951
CSC Stock Fund	368,094,643	387,876,476
International portfolio fund	74,180,890	78,637,722
Investment in registered investment companies
Active Allocation Fund	114,150,053	124,752,673
Brinson Balanced Fund	18,446,859	47,094,954
Brinson Equity Fund	174,715,690	136,809,724
Mellon Capital Aggr. Bond Fund	20,066,387	20,495,304
Mellon Corporate Bond Fund	123,016,531	113,952,590
Mellon EB Enhanced Asset Allocation Fund	113,334	111,631
Mellon EB Stock Index Fund	23,220,592	26,083,391
Mellon Equity Fund	235,054,154	246,407,439
Mellon Equity Completion Fund	97,126,946	96,151,793
Mellon Gov't Bond Fund	1,008,764	925,195
Mellon Index Fund	136,632	151,988
Mellon S&P 500 Index Fund	261,662,033	270,445,105
Pacific Mutual Enhanced Bond Fund	37,783,455	34,743,189
BlackRock Core Bond Fund	44,600,697	20,244,981
Vanguard High Yield Bond Fund	8,657,195	5,005,183
Mellon Balanced 40/60 Fund	19,959,575	11,471,934
Mellon Balanced 60/40 Fund	38,766,590	28,904,001
Mellon Balanced 80/20 Fund	52,413,718	45,206,806
Mellon S&P 500 Select Fund	32,348,755	28,616,010

Table of CCT Investments, continued

	December 31,
	2001	2000
Russell Equity I Fund	$ 127,245,652	$ 149,682,268
	2,302,004,682	2,180,228,933
Investment at Estimated Fair Value
Geewax Terker Hedge Fund	14,165,469	13,606,575
Guaranteed Investment Contracts	211,992	-
	14,377,461	13,606,575
Investment at Cost, Which Approximates Fair Value
Employee loans	24,239,304	24,612,171
Total Common/Collective Trust	$ 2,340,621,447 ============	$ 2,218,447,679 ============
Plans Interest in the Common/Collective Trust Investments	$ 1,379,354 ============	$ 1,402,974 ============

The investment loss of the CCT is summarized as follows:

	Year Ended December 31,
	2001	2000
Bonds and debentures	$ 4,924,608	$ 7,406,108
CSC Stock Fund	(59,424,873)	(210,842,008)
International portfolio fund	(10,670,885)	(5,349,962)
Investment income in registered investment companies
Active Allocation Fund	(8,719,155)	(1,069,516)
Brinson Balanced Fund	365,788	1,120,086
Brinson Equity Fund	5,812,131	11,728,034
Mellon Capital Aggr. Bond Fund	418,623	893,391
Mellon Corporate Bond Fund	3,672,373	2,436,395
Mellon EB Enhanced Asset Allocation Fund	(8,058)	399,659
Mellon EB Stock Index Fund	(3,192,318)	(2,866,895)
Mellon Equity Fund	(33,622,902)	(37,143,023)
Mellon Equity Completion Fund	(9,200,978)	(16,553,910)
Mellon Government Bond Fund	23,420	34,663

Table of CCT investment loss, continued

	Year Ended December 31,
	2001	2000
Mellon Index Fund	$ (20,131)	$ (22,023)
Mellon S&P 500 Index Fund	(35,624,927)	(30,029,380)
Pacific Mutual Enhanced Bond Fund	3,040,266	4,093,726
BlackRock Core Bond Fund	262,365	755,164
Vanguard High Yield Bond Fund	(440,694)	(431,210)
Mellon Balanced 40/60 Fund	70,786	20,627
Mellon Balanced 60/40 Fund	(1,096,540)	(976,703)
Mellon Balanced 80/20 Fund	(3,670,567)	(3,451,891)
Mellon S&P 500 Select Fund	(3,246,340)	(2,469,939)
Frank Russell Active Equity Fund	(20,799,631)	(24,929,146)
Geewax Terker Hedge fund	58,709	27,567
Net depreciation in fair value of investments	(171,088,930)	(307,220,186)
Dividends	48,455,275	46,592,239
Interest	3,865,495	18,616,881
Common/Collective Trust Loss	$ (118,768,160) ============	$ (242,011,066) ============
Plan's Interest in the Common/Collective Trust Loss	$ (139,888) ============	$ (408,283) ===========

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

Date: June 26, 2002	By: /s/ LEON J. LEVEL Leon J. Level Chairman, Computer Sciences Corporation Retirement Plans Committee